================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             METALDYNE CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  574670 10 5

                                 (CUSIP NUMBER)

                                   ----------

                                 GWENN L. CARR
                                  METLIFE, INC.
                                 1 METLIFE PLAZA
                            27-01 QUEENS PLAZA NORTH
                        LONG ISLAND CITY, NEW YORK 11101
                                 (212) 578-2211

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   ----------

                                AUGUST 31, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------                                  -----------------------
CUSIP NO. 574670 10 5                SCHEDULE 13D              PAGE 2 OF 11
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MetLife, Inc.
         13-407581
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)           (a) [_]
         (See Instructions)                                            (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     591,761
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                591,761
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         591,761
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4% (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         HC
--------------------------------------------------------------------------------

(a) Each Filing Party disclaims beneficial ownership of securities held by each Other Entity (as defined herein) and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer's securities by the Filing Parties.

-----------------------                                  -----------------------
CUSIP NO. 574670 10 5                SCHEDULE 13D             PAGE 3 OF 11
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metropolitan Life Insurance Company
         13-5581829
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(b)            (a) [_]
         (See Instructions)                                             (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         WC
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
     NUMBER OF             7    SOLE VOTING POWER
      SHARES                    None
    BENEFICIALLY         -------------------------------------------------------
     OWNED BY              8    SHARED VOTING POWER
       EACH                     591,761
     REPORTING           -------------------------------------------------------
   PERSON WITH             9    SOLE DISPOSITIVE POWER
                                None
                         -------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                591,761
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         591,761
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                  [_]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.4% (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)
         IC
--------------------------------------------------------------------------------

(b) Each Filing Party disclaims beneficial ownership of securities held by each Other Entity (as defined herein) and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer's securities by the Filing Parties.

Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $1.00 per share ("Shares"), of Metaldyne Corporation, a Delaware corporation ("Metaldyne"). The principal executive offices of Metaldyne are located at 47659 Halyard Drive, Plymouth, Michigan 48170.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) through (c) and (f). This statement is filed on behalf of
(i) MetLife, Inc.("MLINC") and (ii) Metropolitan Life Insurance Company, a wholly-owned Subsidiary of MLINC ("MetLife") (collectively, the "Filing Parties"). MLINC, a Delaware corporation with its principal office and business at 200 Park Avenue, New York, New York 10166-0188, is not controlled by any person or persons and is a holding company which owns all of the outstanding shares of common stock of MetLife. MetLife, a New York life insurance company, has its principal office and business at 200 Park Avenue, New York, New York 10166-0188.

                  Set forth on Exhibit B to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

                  (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All Shares held by the Filing Parties were issued in connection with a recapitalization consummated on November 28, 2000 (the "Recapitalization") involving the acquisition of control of Metaldyne by Heartland Industrial Partners, LP. In aggregate, the Filing Parties contributed $10,000,761 in cash to acquire 591,761 Shares at a price of $16.90 per Share. The source of funds for the acquisition of Shares by the Filing Parties was working capital of MetLife.

ITEM 4. PURPOSE OF TRANSACTION

          In connection with the planned acquisition of Metaldyne by Asahi Tec described below, the Filing Parties along with the Other Entities (defined below) entered into stock purchase agreements to reinvest the cash proceeds in Asahi Tec equity securities as described below. Additionally, the signing of the stock purchase agreements by Credit Suisse First Boston Equity Partners, L.P. and affiliated entities, Masco Corporation, may cause such entities to be deemed part of the "group" along with the Filing Parties. However, each of such Other Entities may file their own Schedule 13D separately and apart from the Filing Parties. Neither the present filing nor anything contained herein shall be construed as an admission that any combination of Filing Parties, on the one hand, and other Entities, on the other hand constitutes a "group" for any purpose. In addition, the Filing Parties hereby disclaim beneficial ownership of any Shares owned by any of the Other Entities.

     As used herein, the "Other Entities" are:

     - Heartland Industrial Associates L.L.C. ("HIA"), Heartland Industrial Partners, L.P. ("HIP"), HIP Side-By-Side Partners, L.P. ("HIP Side-By-Side"), Metaldyne Investment Fund I, LLC ("MIF I"), Metaldyne Investment Fund II, LLC ("MIF II"), Heartland Industrial Partners
          (FF), L.P. ("HIPFF") and Heartland Industrial Partners (C1), L.P. ("HIPC1" and, together with HIA, HIP, HIP Side-By-Side, MIF I, MIF II and HIPFF, the "Heartland Entities");

     - the Richard and Jane Manoogian Foundation (the "Manoogian Foundation"), Richard A. Manoogian Trust (together with the Manoogian Foundation, the "Manoogian Persons");

     -    Wachovia Capital Partners 2000, LLC ("Wachovia");

     - Credit Suisse First Boston Equity Partners, L.P. and affiliated entities ("CSFB Entities")

     - BancBoston Capital, Inc. ("BancBoston") and Private Equity Portfolio Fund II, LLC ("PEPF" and, together with BancBoston, the "Bank of America Entities");

     -    Masco Corporation ("Masco")

     -    Equity Asset Investment Trust ("EAIT");

     - Annex Holdings I LP ("Annex Holdings") and 75 Wall Street Associates LLC ("75 Wall Street" and, together with Annex Holdings, the "Allianz Entities");

     - Long Point Capital Fund, L.P. ("Long Point Fund") and Long Point Capital Partners, L.L.C. ("Long Point Partners" and, together with Long Point Fund, the "Long Point Entities");

     -    Graham Partners Investments, L.P. ("GPI"), Graham Partners Investments
          (A), L.P. ("GPIA") and Graham Partners Investments (B), L.P. ("GPIB" and, together with GPI and GPIA, the "Graham Partners Entities"); and

     -    CRM 1999 Enterprise Fund, LLC ("CRM").

     (a) Agreement and Plan of Merger

     Metaldyne had previously announced that it entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the "Original Merger Agreement") by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation ("Asahi Tec"), and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec ("Acquisition Sub"). On November 27, 2006, these parties entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement") which supersedes the Original Merger Agreement. Under the Amended Merger Agreement, it is contemplated that Acquisition Sub will merge into Metaldyne (the "Merger"), and that Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec and will cease to be a Reporting Company under the Securities and Exchange Act of 1934.

     Under the terms of the Amended Merger Agreement, at the effective time of the Merger, each Share owned by those of the Company's common stockholders that are currently party to a Metaldyne shareholders agreement (the "Principal Company Stockholders"), to which MetLife, certain of the Other Shareholders and certain of the Other Entities (collectively, "Shareholders' Agreement Parties") are a party, will be converted into the right to receive $1.5243 in cash (as opposed to $2.1833 in cash under the Original Merger Agreement), in each case without interest. Each Share held by persons that are not Principal Company Stockholders, (the "3% Minority Stockholders") (other than shares owned by Asahi Tec, Acquisition Sub, Metaldyne or any of their respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), will be converted into the right to receive $2.57 in cash, without interest. Holders of these Shares will receive a higher price per Share if the average closing common price of the Asahi Tec common stock for a 30 trading day period prior to closing of the Merger (the "Closing Common Price"), is higher than $2.9693 (the "Signing Common Price"), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including the Shareholders' Agreement Parties, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement described below in Item 4(b), as such agreement was amended and restated on November 27, 2006 (the "Amended Stock Purchase Agreement"), to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company's preferred stock (the "Preferred Stockholders"), including certain of the Other Entities, have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement.

     The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger. The obligation of the parties to consummate the Merger and the related transactions is subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne's 11% Senior Subordinated Notes due 2012, 10% Senior Notes due 2013 and 10% Senior Subordinated Notes due 2014; obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on Metaldyne; and U.S., Japanese and other foreign regulatory approval. Following the Merger and under the new organizational structure, Timothy Leuliette, Metaldyne chairman, president and CEO, and Shoichiro Irimajiri, chairman of Asahi Tec, will serve as Co-Chairmen of Asahi Tec. Mr. Leuliette is expected to be appointed as a director of Asahi Tec, subject to shareholder approval.

     In connection with the Merger, a shareholders' agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International S.A. ("RHJI") and the Principal Company Stockholders with reference to Asahi-Tec securities setting forth certain rights and obligations of the parties in respect of Asahi Tec following the Merger. It is currently anticipated that the Heartland Entities will have the right to nominate a director to the board of Asahi Tec. Such shareholders' agreement has been amended and restated as of November 27, 2006. The amended and restated shareholders' agreement will become effective upon consummation of the Merger and the other transactions described in the Amended Merger Agreement and in the Amended Stock Purchase Agreement. Metaldyne has reported that the Merger has been approved by the boards of directors of Metaldyne, Asahi Tec and Acquisition Sub. At Asahi Tec's request, following approval by Metaldyne's board of directors, the required majority of the Metaldyne's stockholders delivered written consents to approve the Merger. The Preferred Stockholders have also consented to the Merger in connection with their agreement to reinvest the cash received in the Merger in Asahi Tec securities. Asahi Tec has also solicited and obtained the approval of its shareholders to the transactions contemplated by the private placement agreements with the reinvesting stockholders; however, this approval, which was obtained on November 16, 2006, will expire after January 16, 2007 so that, if the Merger is not closed by that date, Asahi Tec would need to call another shareholders meeting following a new required notice period of between eight and ten weeks. The Original Merger Agreement has been modified to extend its scheduled expiration date to March 15, 2007. There can be no assurance that a new approval could be timely obtained or that the merger conditions would be satisfied at the relevant time.

     (b) Stock Purchase Agreements

     See section (a) of Item 6.

     (c) Asahi Tec Stockholders Agreement

     See section (b) of Item 6.

     (d) Metaldyne Shareholders Agreement

     See section (c) of Item 6.

     (e) Additional Information

For additional information with respect to the status of discussions related to the noteholders' consents and waivers and events that have occurred subsequent to the date of the Merger Agreement, see Metaldyne's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 28, 2006 and the Company's Schedule 13E-3 filed with the SEC on December 15, 2006.

     Except as otherwise disclosed in this Item 4, none of the Filing Parties currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, including in connection with the transactions referred to in this Item 4, the Filing Parties may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of Metaldyne, or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate percentage of shares of Common Stock reported owned by each of the Filing Parties is based upon 42,795,963 shares of Common Stock outstanding, as reported in the Information Statement/Proxy Statement filed by Metaldyne on November 29, 2006.

     As of December 20, 2006, each of the Filing Parties beneficially owned 591,671 Shares, or approximately 1.4 percent of the outstanding Shares. With respect to such Shares, each of the Filing Parties shares voting and dispositive power with each other. See Item 2 above.

Neither the present filing nor anything contained in this Item 5 shall be construed as an admission that any combination of Filing Parties, on the one hand, and Other Entities, on the other hand, constitutes a "group" for any purpose, and each Filing Party disclaims beneficial ownership of securities held by each Other Entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) Stock Purchase Agreements

     The Principal Company Stockholders, including MetLife, entered into the Amended Stock Purchase Agreement as of November 27, 2006 pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, two Preferred Stockholders have entered into preferred stock purchase agreements, which have been amended and restated as of November 27, 2006, pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. Certain of the Heartland Entities are holders of the Company's Series B preferred stock and also have entered into a stock purchase agreement, which has been amended and restated as of November 27, 2006, pursuant to which they have agreed to reinvest their Series B preferred stock Merger proceeds in Asahi Tec common stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price). In addition, the Heartland Entities have agreed to purchase $15 million of additional shares of Asahi Tec for cash on the same basis to finance the Merger and related transactions. The Heartland Entities offered this investment on a pro rata basis to the other Principal Company Stockholders, and such offer has expired. None of the other Principal Company Stockholders will be receiving such additional shares pursuant to the offer.

     (b) Asahi Tec Stockholders Agreement

     The Principal Company Stockholders have entered into an amended and restated stockholders agreement (the "Stockholders Agreement") with Asahi Tec and RHJI, dated as of November 27, 2006, referenced hereto as Exhibit E pursuant to which the Principal Company Stockholders are subject to limitations on the transfer of Asahi Tec common stock. In addition, pursuant to the terms of the Stockholders Agreement, for so long as the Principal Company Stockholders collectively own at least 10% of the outstanding Asahi Tec common stock, both Heartland and the CSFB Private Equity Funds each have the right to nominate one director to the Asahi Tec board of directors; if the Principal Company Stockholders collectively own more than 5% but less than 10% of the outstanding Asahi Tec common stock, Heartland has the right to nominate one director to the Asahi Tec board of directors. The Stockholders Agreement also provides offering assistance to Heartland and entitles the Principal Company Stockholders to English language versions of documents containing financial and business information. Finally, pursuant to the terms of the Stockholders Agreement, the Principal Company Stockholders have agreed not to transfer any Asahi Tec common stock subject to the Stockholders Agreement without the written consent of RHJI until the earlier of (i) the consummation of the first private placement of capital shares by Asahi Tec to institutional investors (the "Institutional Offering"), or (ii) the expiration of a period of 90 days following the consummation of the Merger (the "Initial Restricted Period"). Furthermore, for a period of 180 days following the closing of both of the Institutional Offering and the first primary public offering of Asahi Tec capital shares (the "Offering"), or such shorter lock-up period as the applicable underwriters of the Institutional Offering or the Offering may require, the principal company stockholders may not transfer any Asahi Tec common stock subject to the Stockholders Agreement (the "Offering Restricted Period" and, together with the Initial Restricted Period, the "Restricted Period"); provided, however, that no Restricted Period shall extend more than 24 months from the consummation of the Merger.

     (c) Metaldyne Shareholders Agreement.

     On November 28, 2000, in connection with the Recapitalization, MetLife and certain other parties entered into a Shareholders Agreement with Metaldyne and certain other holders of Shares, pursuant to which: (a) MetLife was granted preemptive rights with respect to future issuances of equity securities by Metaldyne or subsidiaries of Metaldyne (subject to certain exceptions); (b) MetLife agreed that its Shares would be subject to certain restrictions on transfer; (c) MetLife was granted certain rights to obtain information regarding the business and operations of Metaldyne; and (d) Metaldyne granted to MetLife customary demand piggy-back registration rights.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit                    Description
-------                    -----------

  (A)                      Agreement Required for Joint Filing under Rule
                           13d-1(k)(1)

  (B)                      Directors and Executive Officers of Filing Parties

  (C) Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation and the Purchasers listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(3) of the Metaldyne Schedule 13E-3 filed with the SEC on November 29, 2006 (File No. 005-35355, Accession Nos. 0001047469-06-014589)).

  (D) Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation, Metaldyne Investment Fund I, LLC, HIP Side-By-Side Partners, L.P. and Metaldyne Investment Fund II, LLC (incorporated herein by reference to Exhibit (d)(4) of the Metaldyne Schedule 13E-3 filed with the SEC on November 29, 2006 (File No. 005-35355, Accession Nos. 0001047469-06-014589)).

  (E) Amended and Restated Shareholder's Agreement, dated as of November 27, 2006, among RHJI International SA, Asahi Tec Corporation, and the Principal Company Shareholders listed on Schedule I thereto (incorporated herein by reference to Exhibit (d)(2) of the Metaldyne Schedule 13E-3 filed with the SEC on November 29, 2006 (File No. 005-35355, Accession
                           Nos. 0001047469-06-014589)).

  (F) Shareholder's Agreement, dated as of November 28, 2000, among RHJI International SA, Asahi Tec Corporation, and the Principal Company Shareholders listed on Schedule I thereto (incorporated herein by reference to Exhibit 3 of the Metaldyne Schedule 13D filed with the SEC on December 8, 2000 (File No. 005-35355, Accession Nos. 0000950172-00-002002)).

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



December 21, 2006

                                 METLIFE, INC.


                                 By: /s/ Steven A. Kandarian
                                     -------------------------------------------
                                     Name:  Steven A. Kandarian
                                     Title: Executive Vice President and
                                            Chief Investment Officer



                                 METROPOLITAN LIFE INSURANCE COMPANY


                                 By: /s/ Steven A. Kandarian
                                     -------------------------------------------
                                     Name:  Steven A. Kandarian
                                     Title: Executive Vice President and
                                            Chief Investment Officer